UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

SB Global Advisers Limited

Attn: Stephen Lam

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A104	13D	Page 1 of 15 pages

1	Names of Reporting Persons SVF II WW Holdings (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,462,147,904
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,462,147,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,462,147,904
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 78.9%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 2 of 15 pages

1	Names of Reporting Persons SVF II WW (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,483,178,364
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,483,178,364

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,178,364
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A104	13D	Page 3 of 15 pages

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,483,178,364
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,483,178,364

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,178,364
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A104	13D	Page 4 of 15 pages

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,863,900,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,863,900,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,900,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 82.8%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 5 of 15 pages

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,863,900,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,863,900,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,900,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 82.8%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 6 of 15 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,863,900,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,863,900,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,900,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 82.8%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 7 of 15 pages

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,863,900,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,863,900,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,900,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 82.8%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 8 of 15 pages

EXPLANATORY NOTE

This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 1, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 describes the securities acquired by the Reporting Persons as result of the SoftBank Exchange, and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Exchange Agreement & First Lien NPA

On May 5, 2023 (the “Transactions Closing Date”), in connection with the closing of the Transactions, the Issuer, WeWork Companies LLC, WW Co-Obligor Inc. (together with WeWork Companies LLC, the “Note Issuers”), SVF II Aggregator (Jersey) L.P., SVF II WW Holdings (Cayman) Limited, and SoftBank Vision Fund II-2 L.P. entered into an exchange agreement (the “Exchange Agreement”), pursuant to which:

•

$250.0 million in aggregate principal amount of the SoftBank Unsecured Notes were exchanged for (i) $187.5 million in aggregate principal amount of 11.00% Second Lien Senior Secured PIK Exchangeable Notes due 2027 (the “Second Lien Notes”), which may be exchanged for 156,161,508 shares of Class A Common Stock, issued by the Note Issuers to SVF II Aggregator (Jersey) L.P. pursuant to an indenture, dated as of the Transactions Closing Date (the “Second Lien Indenture”), by and among the Note Issuers, the guarantors party thereto (collectively, the “Guarantors”) and U.S. Bank Trust Company, National Association, as trustee (in such capacity, the “Trustee”) and collateral agent (in such capacity, the “Collateral Agent”) and (ii) 40,601,992 shares of Class A Common Stock transferred by the Issuer to SVF II WW Holdings (Cayman) Limited;

•

$359.5 million in aggregate principal amount of the SoftBank Unsecured Notes were exchanged for (i) $269.625 million in aggregate principal amount of 12.00% Third Lien Senior Secured PIK Exchangeable Notes due 2027 (the “Third Lien Notes”), which may be exchanged for 224,560,249 shares of Class A Common Stock, issued by the Note Issuers to SVF II Aggregator (Jersey) L.P. pursuant to an indenture, dated as of the Transactions Closing Date (the “Third Lien Indenture”), by and among the Note Issuers, the Guarantors and the Trustee and Collateral Agent and (ii) 58,385,664 shares of Class A Common Stock transferred by the Issuer to SVF II WW Holdings (Cayman) Limited;

CUSIP No. 96209A104	13D	Page 9 of 15 pages

•

$1.04 billion in aggregate principal amount of the SoftBank Unsecured Notes were exchanged for 1,013,912,949 shares of Class A Common Stock transferred by the Issuer to SVF II WW Holdings (Cayman) Limited; and

•

substantially concurrently with the consummation of redemption of the Secured Notes by the Note Issuers, the Note Issuers and SoftBank Vision Fund II-2 L.P. terminated the Secured NPA and entered into that certain Master First Lien Senior Secured PIK Notes Note Purchase Agreement, dated as of May 5, 2023 (the “First Lien NPA”). Pursuant to the First Lien NPA, the Note Issuers agreed to issue and sell, at their option, and SoftBank Vision Fund II-2 L.P. agreed to purchase, from time to time, up to $300 million in aggregate principal amount of 15.00% First Lien Senior Secured PIK Notes due 2027, Series II (the “SoftBank Delayed Draw Notes”), issued under the First Lien Notes indenture. The SoftBank Delayed Draw Notes have the same terms, and are issued under the same indenture, but as a separate series, as the First Lien Notes.

A&R Stockholders Agreement

On the Transactions Closing Date, in connection with the closing of the Transactions, the Issuer, SVF Endurance (Cayman) Limited, SVF II WW Holdings (Cayman) Limited and Benchmark Capital Partners VII (AIV), L.P. (collectively, the “Stockholder Members”) entered into an amendment to the Stockholders Agreement (the “A&R Stockholders Agreement”).

The A&R Stockholders Agreement restates the terms of the Stockholders Agreement and, among other things, provides (i) for the appointment of two directors not designated by SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited (the “Independent Directors”), who as of May 5, 2023, were Daniel Hurwitz and Vivek Ranadivé and (ii) for the appointments of Alex Clavel, Vikas Parekh and David Tolley to the Board. The composition of the Board remains the same as was constituted immediately prior to the Issuer’s entry into the A&R Stockholders Agreement.

The A&R Stockholders Agreement also provides that (i) if, at any time the number of directors entitled to be designated by a Stockholder Member decreases, then such Stockholder Member and the Issuer shall take all Necessary Action (as defined in the A&R Stockholders Agreement) to cause a sufficient number of directors designated by such Stockholder Member to resign from the Board at or prior to the end of such designated director’s term (as may be determined by the Independent Directors) and (ii) if a vacancy on the Board arises as a result of (x) the Benchmark Investor or Insight Partners losing their Board designation rights or declining to exercise such rights, (y) the designation rights of SVF Endurance (Cayman) Limited or SVF II WW Holdings (Cayman) Limited stepping down in accordance with the terms of the A&R Stockholders Agreement or (z) the death, removal or resignation of a director who was not nominated by any of the Stockholder Members, then such ensuing vacancy in each case shall be filled by a majority vote of the Independent Directors or a committee consisting entirely of Independent Directors.

CUSIP No. 96209A104	13D	Page 10 of 15 pages

The A&R Stockholders Agreement also modifies the Stockholders Agreement to provide that, so long as SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited collectively hold a number of shares of Class A Common Stock and Class C Common Stock representing in excess of 49.90% of the then-outstanding voting securities of the Issuer, SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited shall take all Necessary Action to cause the voting restrictions set forth in Article V, Part A, Section 7 of the Issuer’s Second Amended and Restated Certificate of Incorporation, as amended, to remain in full force and effect.

Additionally, the A&R Stockholders Agreement provides that, so long as SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited collectively hold a number of shares of Class A Common Stock and Class C Common Stock representing at least 25% of the then-outstanding voting securities of the Issuer, (i) SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited are prohibited from taking any external actions to acquire the Issuer, or increasing their respective ownership of the Issuer’s voting securities, without first discussing such transaction with the Independent Directors, including as to the use of appropriate protections in such transaction for the potential benefit of the Issuer’s stockholders other than SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited and (ii) the Issuer shall not, without the approval of a majority of the Independent Directors, amend, modify, supplement or waive any material terms of the Issuer’s related party transaction policy.

Registration Rights Agreement

On the Transactions Closing Date, in connection with the closing of the Transactions, the Issuer, SVF II Aggregator (Jersey) L.P., SVF II WW Holdings (Cayman) Limited and certain other stockholders listed therein entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to use its reasonable best efforts to file a registration statement to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, shares of Class A Common Stock acquired pursuant to the Transactions, by the Reporting Persons and certain other stockholders, no later than one business day following the consummation of the Transactions. In certain circumstances, the parties to the Registration Rights Agreement are entitled to certain piggyback registration rights, in each case subject to certain limitations as set forth in the Registration Rights Agreement.

The foregoing descriptions of the Exchange Agreement, the First Lien NPA, the A&R Stockholders Agreement, and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

CUSIP No. 96209A104	13D	Page 11 of 15 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 1,824,264,327 shares of Class A Common Stock outstanding following the consummation of the Transactions:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II WW Holdings (Cayman) Limited	1,462,147,904	78.9%	0	1,462,147,904	0	1,462,147,904
SVF II WW (DE) LLC	1,483,178,364	79.3%	0	1,483,178,364	0	1,483,178,364
SVF II Holdings (DE) LLC	1,483,178,364	79.3%	0	1,483,178,364	0	1,483,178,364
SVF II Aggregator (Jersey) L.P.	1,863,900,121	82.8%	0	1,863,900,121	0	1,863,900,121
SoftBank Vision Fund II-2 L.P.	1,863,900,121	82.8%	0	1,863,900,121	0	1,863,900,121
SB Global Advisers Limited	1,863,900,121	82.8%	0	1,863,900,121	0	1,863,900,121
SoftBank Group Corp.	1,863,900,121	82.8%	0	1,863,900,121	0	1,863,900,121

SVF II WW Holdings (Cayman) Limited is the record holder of 1,433,199,066 shares of Class A Common Stock and may be deemed to beneficially own 28,948,838 shares of Class A Common Stock issuable upon exercise of the First Warrant. SVF II WW (DE) LLC is the record holder of 4,049,587 shares of Class A Common Stock, and may be deemed to beneficially own 5,057,306 shares of Class A Common Stock issuable upon exercise of the Penny Warrants and 11,923,567 shares of Class A Common Stock issuable upon exercise of the Second Warrants. SVF II Aggregator (Jersey) L.P. may be deemed to beneficially own 156,161,508 shares of Class A Common Stock issuable upon exchange of the Second Lien Notes and 224,560,249 shares of Class A Common Stock issuable upon exchange of the Third Lien Notes.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is exclusively responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II WW (DE) LLC and SVF II WW Holdings (Cayman) Limited. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II WW (DE) LLC. SVF II WW Holdings (Cayman) Limited is a wholly owned subsidiary of SVF II WW (DE) LLC. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.

CUSIP No. 96209A104	13D	Page 12 of 15 pages

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Stockholder Members may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the group members and their affiliates and such shares are not the subject of this Schedule 13D.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Exchange Agreement, the First Lien NPA, the A&R Stockholders Agreement, and the Registration Rights Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 96209A104	13D	Page 13 of 15 pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

8	Exchange Agreement, dated as of May 5, 2023, by and among WeWork Inc., WeWork Companies LLC, WW Co-Obligor Inc., SVF II Aggregator (Jersey) LP, SVF II WW Holdings (Cayman) Limited and SoftBank Vision Fund II-2 L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 8, 2023).

9	Master First Lien Senior Secured PIK Notes Note Purchase Agreement, dated as of May 5, 2023, by and among WeWork Companies LLC, WW Co-Obligor Inc. and SoftBank Vision Fund II-2 L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 8, 2023).

10	Amended and Restated Stockholders Agreement, dated as of May 5, 2023, by and among WeWork Inc., SVF Endurance (Cayman) Limited, SVF II WW Holdings (Cayman) Limited and Benchmark Capital Partners VII (AIV), L.P. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 8, 2023).

11	Registration Rights Agreement, dated as of May 5, 2023, by and among WeWork Inc. and the holders listed thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 8, 2023).

CUSIP No. 96209A104	13D	Page 14 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2023

SVF II WW Holdings (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF II WW (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Aggregator (Jersey) L.P.

By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Vision Fund II-2 L.P.

By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

CUSIP No. 96209A104	13D	Page 15 of 15 pages

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department